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UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2010
Washington DC
105

SEC FILE NUMBER
8- 18414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Clemens & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Marquette Avenue South
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Basil Joseph — (612) 758-9141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

4000 Lexington Ave. N., Suite 201	St. Paul	Minnesota	55126
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Basil Joseph, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Clemens & Co., Incorporated, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA K. EILERS
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Basil Joseph
Signature

CCO/CFO
Title

Angela K Eilers
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)
Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2009 and 2008

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Financial Statements and Additional Information

Years Ended December 31, 2009 and 2008

Table of Contents

Independent Auditor's Report 1

Financial Statements

Balance Sheets 2
Statements of Income 3
Statements of Stockholder's Equity 4
Statements of Cash Flows 5
Notes to Financial Statements 6

Additional Information

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission 11

Report of Internal Control Required by SEC Rule 17a-5 12

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation 14

WIPFLi LLP

Independent Auditor's Report

To the Stockholder
Van Clemens & Co., Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of Van Clemens & Co., Inc. as of December 31, 2009 and 2008, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Clemens & Co., Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in the schedule on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

February 18, 2010
St. Paul, Minnesota

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Balance Sheets

December 31, 2009 and 2008

Assets	2009	2008
Cash and cash equivalents	$ 509,821	$ 622,928
Deposit with clearing organization	20,926	20,893
Securities owned, at market	220,805	76,633
Receivable from clearing organization	18,342	12,412
Prepaid expenses and other	42,757	42,909
TOTAL ASSETS	$ 812,651	$ 775,775
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commissions	$ 212,534	$ 172,946
Other accured liabilities	91,703	100,000
Total current liabilities	304,237	272,946
Stockholder's equity:		
Common shares - Par value $.10 per share		
Authorized - 100,000 shares		
Issued and outstanding - 63,000 shares	6,300	6,300
Additional paid-in capital	190,500	190,500
Retained earnings	311,614	306,029
Total stockholder's equity	508,414	502,829
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 812,651	$ 775,775

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Income

Years Ended December 31, 2009 and 2008

	2009	2008
Revenue:		
Commissions	$ 2,316,471	$ 2,265,387
Firm trading gains (losses), net	77,941	(30,258)
Interest income and other	28,760	61,737
Total revenue	2,423,172	2,296,866
Expenses:		
Commissions and compensation	1,806,831	1,664,547
Communications	129,170	133,886
Occupancy	98,288	79,501
Regulatory and professional fees	293,085	278,994
Other	34,113	46,281
Total operating expenses	2,361,487	2,203,209
Net income	$ 61,685	$ 93,657

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Stockholder's Equity

Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2008	$ 6,300	$ 190,500	$ 315,872	$ 512,672
Distributions to stockholder	-	-	(103,500)	(103,500)
Net income	-	-	93,657	93,657
Balances at January 1, 2009	$ 6,300	$ 190,500	$ 306,029	$ 502,829
Distributions to stockholder	-	-	(56,100)	(56,100)
Net income	-	-	61,685	61,685
Balances at December 31, 2009	$ 6,300	$ 190,500	$ 311,614	$ 508,414

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Increase (decrease) in cash:		
Cash flows from operating activities		
Net income	$ 61,685	$ 93,657
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Deposit with clearing organization	(33)	(343)
Securities owned, at market	(144,172)	(76,633)
Receivable from clearing organization	(5,930)	10,524
Prepaid expenses and other	152	19,417
Accrued commissions	39,588	(224,292)
Other accrued liabilities	(8,297)	(70,178)
Total adjustments	(118,692)	(341,505)
Net cash used in operating activities	(57,007)	(247,848)
Cash flows from financing activities		
Distributions	(56,100)	(103,500)
Net change in cash	(113,107)	(351,348)
Cash at beginning	622,928	974,276
Cash at end	$ 509,821	$ 622,928

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities and private placement offerings. The Company is registered under Rule 15c3-3 which represents that funds and securities belonging to the Company's customers will be processed by a correspondent broker-dealer ("clearing organization"). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Hart Securities Corporation (Parent).

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of bank deposits and a money market fund. The Company considers all highly liquid investment with maturities of less than three months to be cash equivalents.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Note 1 Summary of Significant Accounting Policies (Continued)

Income Taxes

The stockholders of the parent company have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. No provision has been made for corporate income taxes.

Advertising

The Company expenses advertising costs as incurred.

Subsequent Events

Subsequent events have been evaluated through February 18, 2010, which is the date the financial statements were available to be issued.

Note 2 Receivable From Clearing Organization

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on trade date and recorded as a receivable by the Company. The receivable is generally paid within 30 days of trade date. The Company is required to maintain an $18,000 deposit with the organization to collateralize certain transactions.

Note 3 Operating Lease

The Company entered into an operating lease agreement for its office facilities. The lease provides for annual rent increases and expires in July 2013. The Company is required to pay a proportionate share of operating costs in addition to the monthly base rent. For financial statement purposes, the rent expense is recognized on a straight-line basis over the lease term. Rent and related expenses for the years ended December 31, 2009 and 2008, were $94,781 and $77,517, respectively.

Future minimum lease payments by year under the aforementioned noncancelable operating lease agreement with a remaining term in excess of one year are as follows:

2010	$	41,377
2011		43,508
2012		45,639
2013		27,348
Total	$	157,872

Note 4 401(k) Plan

The Company sponsors a 401(k) plan covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions, plus safe harbor matching employee contributions, of up to 4% of compensation. The total employer contributions charged to operations under the plan were $123,069 and $155,881 for the years ended December 31, 2009 and 2008, respectively.

Note 5 Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2009 and 2008, the Company exceeded the insured limits by approximately $128,000 and $354,000, respectively. The Company has not experienced any losses in such accounts.

Note 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the rate of aggregate indebtedness of net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $402,610, which was $302,610 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.76 to 1.0. At December 31, 2008, the Company had net capital of $434,850, which was $334,850 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.63 to 1.0.

Note 7 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Additional Information

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009 and 2008

	2009	2008
Net capital:		
Total stockholder's equity	$ 508,414	$ 502,829
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses and other assets	42,757	42,909
Non-allowable receivable	2,926	2,893
Total nonallowable assets	45,683	45,802
Net capital before haircuts on securities positions	462,731	457,027
Haircuts on securities	(60,121)	(22,177)
Net capital	$ 402,610	$ 434,850
Aggregate indebtedness:		
Items included in balance sheet		
Accrued commission	$ 212,534	$ 172,946
Other accrued liabilities	91,703	100,000
Total aggregate indebtedness	$ 304,237	$ 272,946
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$ 20,293	$ 18,196
Minimum dollar requirement	100,000	100,000
Net capital requirement	$ 100,000	$ 100,000
Excess net capital	$ 302,610	$ 334,850
Ratio: Aggregate indebtedness to net capital	.76 to 1.0	.63 to 1.0

There were no material differences between the audited Computaiton of Net Capital included in this report and the corresponding schedule including in the Company's unaudited December 31, 2009, Part IIA FOCUS filed in January 2010.

WIPFLi LLP

Report of Internal Control Required by SEC Rule 17a-5

Board of Governors
Van Clemens & Co., Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Van Clemens & Co., Inc. as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
February 18, 2010
St. Paul, Minnesota

WIPFLi LLP

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Stockholder
Van Clemens & Co., Inc.
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Van Clemens & Co., Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries including evaluation of the Company's bank statement noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and Company working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and Company working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 18, 2010

WIPFLi LLP
CPAs and Consultants

Wipfli LLP
4000 Lexington Avenue North
Suite 201
St. Paul, MN 55126
651.636.6468
fax 651.636.6087
www.wipfli.com

February 22, 2010

Van Clemens & Co., Inc.
527 Marquette Avenue South, Suite 2000
Minneapolis, MN 55402

We have audited the financial statements of Van Clemens & Co., Inc. (the "Company") for the year ended December 31, 2009, and have issued our report thereon dated February 18, 2010. Professional standards require that we provide you with the following information related to our audit:

Our Responsibility Under Auditing Standards Generally Accepted in the United States

As stated in our engagement letter dated November 24, 2009, our responsibility, as described by professional standards, is to express an opinion about whether the financial statements prepared by management with your oversight are fairly presented, in all material respects, in conformity with accounting principles generally accepted in the United States. Our audit of the financial statements does not relieve you or management of your responsibilities.

As part of our audit, we obtained a sufficient understanding of the Company's internal control over financial reporting to plan the audit. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Other Information in Documents Containing Audited Financial Statements

The auditor's responsibility for other information in documents containing audited financial statements does not extend beyond the financial information identified in our report, and we have no obligation to perform any procedures to corroborate other information contained in a document. Our responsibility is to read the other information and consider whether such information, or the manner of its presentation, is materially inconsistent with information, or the manner of its presentation, appearing in the financial statements.

We are not aware of any documents or other information containing audited financial statements and, furthermore, management has not requested us to devote attention to any documents containing audited financial statements.

Planned Scope and Timing of the Audit

We performed the audit according to the planned scope and timing previously communicated to your representative, Basil Joseph, in addition to our engagement letter dated November 24, 2009, accepted by Basil Joseph.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during the period under audit.

We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. There were no significant transactions that have been recognized in the financial statements in a different period than when the transactions occurred.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from management's expectations.

The disclosures in the financial statements are neutral, consistent, and clear. Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. The attached schedule summarizes uncorrected misstatements of the financial statements. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Disagreements With Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. No such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 18, 2010, a copy of which accompanies this letter.

Management Consultations With Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters. To our knowledge, management has not obtained any opinions from other independent accountants on the application of accounting principles generally accepted in the United States which would affect the Company's financial statements or on the type of opinion which may be rendered on the financial statements.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors for the preceding year. However, these discussions occurred in the normal course of our professional relationship and our responses were not, in our judgment, a condition of our retention.

We appreciate the opportunity to be of service to Van Clemens & Co., Inc.

This letter is intended solely for the use of management, the Board of Governors and, if appropriate, regulatory authorities and is not intended to be, and should not be, used by anyone other than these specified parties. Distribution of this letter by the specified parties to other third parties does not constitute designation of those third parties as "users" or "specified parties" with respect to this letter or the matters addressed herein, nor does it permit those third parties to use or rely upon this letter for any purpose.

Sincerely,

Wipfli LLP

Wipfli LLP

Enc.

VAN CLEMENS & CO., INCORPORATED REPRESENTATION LETTER

Wipfli LLP
4000 Lexington Ave N
Suite 201
Saint Paul, MN 55126

We are providing this letter in connection with your audit of the balance sheet and related statements of income, changes in stockholder's equity, and cash flows of Van Clemens & Co., Incorporated as of December 31, 2009 and 2008, and for the years then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Van Clemens & Co., Incorporated (the Company) in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of December 31, 2009 and 2008 and through the date of this letter, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.

2. We have made available to you all of the following:

   a. All financial records and related data.

   b. All minutes of the meetings of shareholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe that the effect of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the company involving:

   a. Management,

   b. Employees who have significant roles in internal control, or

   c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, or others.

9. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements (if applicable):

    a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

    b. Guarantees, whether written or oral, under which the Company is contingently liable.

    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with Financial Accounting Standards Board (FASB) *Account Standards Codification* (ASC) 275, *Risks and Uncertainties.*

    d. Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements.

e. The following information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk:

1) The extent, nature, and terms of financial instruments with off-balance-sheet risk.

2) The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.

3) Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

f. Agreements to repurchase assets previously sold or resell assets previously purchased.

11. There are no:

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB ASC 450, *Contingencies*.

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB ASC 450.

12. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

13. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. If applicable, customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve (if applicable) has been established to cover any losses that may be incurred upon collection.

15. If applicable, provision has been made, if applicable, for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

16. If applicable, there are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows:

    It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

    b. Securities that cannot be publicly offered or sold unless registrations has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such Act have been complied with), that is, restricted stock.

    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

17. In addition, the Company at December 31, 2009 and 2008, had—

    a. Recorded all securities exchange memberships on the books.

    b. If applicable, properly recorded all participation in joint account carried by others.

    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

    e. If applicable, established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

    f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

18. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of the financial statements.

    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

    c. It is the least reasonably possible that the events that could cause the severe impact will occur in the near term.

19. There are no capital withdrawals anticipated within the next six months or than shareholder tax distributions. We anticipate net capital will remain in compliance with regulatory requirements.

20. If applicable, there are no significant deficiencies or material weaknesses or material inadequacies at December 31, 2009, or during the period January 1, 2009, through the date of this letter, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in (if applicable)—

    a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

    b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

    c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

    e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

    f. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

21. Net capital computations, prepared by the Company during the period from January 1, 2009, through the date of this letter indicated that the Company was in compliance with the requirements of rule 15c3-1 at all times during the period.

22. The Company has appropriately reconciled its books and records (e.g., general ledger accounts) underlying the financial statements to their related supporting information (e.g., sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

23. If applicable, all borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2009, as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

24. There are no significant deficiencies, including material weaknesses, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial data.

25. We have received no examinations during 2009 or 2010 from FINRA or the SEC in which we have not provided you with the examination report.

26. We have not engaged outside legal counsel in 2009 or 2010 related to the entity's operations or potential contingencies.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Sincerely,

Van Clemens & Co., Incorporated

Basil Joseph

Basil Joseph, CCO/CFO

2/18/10

Date

Van Clemens & Co., Inc.
Summary of Passed Adjustments
December 31, 2009

	WP Ref	Description	Type of Misstatement	Effect of Uncorrected Misstatements: Under (Over) Statement of: Assets	Liabilities	Equity Before Income	Income	Total Equity
1	FSS.3	Adjustment to straightline rental expense	Known	$ -	$ 8,815	$ (5,473)	$ (3,342)	$ (8,815)
2			Select One	-	-	-	-	-
		Subtotal		-	8,815	(5,473)	(3,342)	(8,815)
		Effect of Uncorrected Misstatements - Prior Years				-	-	-
		Subtotal				$ (5,473)	$ (3,342)	$ (8,815)
		- % Income tax rate of uncorrected misstatements		-	-	-	-	-
		Total		$ -	$ 8,815	$ (5,473)	$ (3,342)	$ (8,815)
		Financial Statement Caption Totals		$ 812,651	$ 304,237	$ 446,729	$ 61,685	$ 508,414
		Audit Differences as a % of F/S Captions		- %	2.90 %	(1.23) %	(5.42) %	(1.73) %

Matters Impacting Disclosures

Items	Comment

Acknowledgments:

Known Misstatements - We acknowledge that you have requested that we correct all known misstatements that you have brought to our attention (including those that no longer appear on the accompanying schedule - if applicable).

Likely Misstatements From a Sample - We acknowledge that you have requested that we examine the class of transactions, account balance, or disclosure (as applicable) to identify any known misstatements that exist and make corrections.

Likely Misstatements Involving Estimates - We acknowledge that you have requested us to review the assumptions and methods used in developing our estimate - and as a result we affirm the accounting for the estimates involved as finally recorded.

Conclusion:

Based on our evaluation of the unadjusted audit differences, both individually and in the aggregate, as well as a consideration of qualitative factors and the possibility of undetected misstatements, we believe the financial statements taken as a whole are not materially misstated.

[signature] Date 2/22/10

***Please return with representation letter**